



Sproul Ventures LLC
Small Business Bond™

Bond Terms:

Bond Yield: 9.50%

Target Raise Amount: $75,000

Offering End Date: February 18, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Sproul Ventures LLC

Founded: February 24, 2022

Address: 30 Main St
Hopkinton, MA 01748

Industry: Limited-Service Restaurants

Employees: 25

Website: https://bluesquarepizza.com/

Use of Funds Allocation:

If the maximum raise is met:

$70,500 (94.00%) – of the proceeds will go towards working capital- new location expansion
$4,500 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 5,259 Followers





Business Metrics:

	FY22	FY23	YTD 11/30/2024
Total Assets	$272,802	$246,228	$461,507
Cash & Cash Equivalents	$56,527	$36,413	$78,001
Accounts Receivable	$0	$0	$0
Short-term Debt	$100,482	$135,012	$214,075
Long-term Debt	$17,809	$8,204	$98,584
Revenue	$601,482	$1,829,984	$239,117
Cost of Goods Sold	$220,237	$582,368	$83,436
Taxes	$0	$0	$0
Net Income	-$1,995	$135,143	$9,350

Recognition:

Sproul Ventures LLC (DBA Blue Square Pizza) is an unforgettable sourdough pizzeria. Every bite tells the story of dedication, innovation, and a relentless pursuit of pizza perfection.

About:

Sproul Ventures LLC (DBA Blue Square Pizza) is Massachusetts' only sourdough pizzeria offering multiple pizza styles. With a tech-forward approach, they eliminate friction for both customers and employees while serving the most elevated, crave-worthy pizzas in the region.

For more information, contact our Customer Support Team at support@thesmbx.com

